EXHIBIT 99.1

News Release dated May 4, 2021, Suncor Energy reports voting results from Annual Meeting

FOR IMMEDIATE RELEASE

Suncor Energy reports voting results from Annual Meeting

Calgary, Alberta (May 4, 2021) – Suncor held its Annual Meeting in Calgary today. A total of approximately 1.05 billion shares (approximately 68.83% of outstanding common shares) were represented in person or by proxy.

Shareholders voted as follows on the matters before the meeting:

1.	Shareholders elected the following eleven board members (ten of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Patricia M. Bedient	99.78%
John D. Gass	98.13%
Russell Girling	99.70%
Jean Paul Gladu	98.78%
Dennis M. Houston	98.66%
Mark S. Little	99.69%
Brian P. MacDonald	99.70%
Maureen McCaw	98.50%
Lorraine Mitchelmore	99.84%
Eira M. Thomas	97.14%
Michael M. Wilson	97.85%

2.	Shareholders appointed KPMG LLP as Suncor’s auditors.

3.	The resolution to increase the number of common shares of Suncor reserved for issuance pursuant to the Suncor Energy Inc. Stock Option Plan by an additional 15,000,000 common shares was approved with 90.24% of shares represented at the meeting voting in favour.

4.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 24, 2021 was approved with 93.03% of shares represented at the meeting voting in favour.

Note: the biographies of Board members and further details about Suncor’s corporate governance practices are available at suncor.com.

The text of remarks by Mark Little, president and chief executive officer, and Alister Cowan, chief financial officer, are available at suncor.com/speeches.

An archive of the webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy

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